Exhibit 99.1

Nature Wood Group Limited Announces First Half 2024 Unaudited Financial Results

MACAU, November 28, 2024 — Nature Wood Group Limited (the “Company”) (Nasdaq: NWGL), a global leading vertically-integrated forestry company headquartered in Macau that focuses on forest management, and manufacturing and trading of wood products and is developing carbon sink business, today announced its unaudited financial results for the six months ended June 30, 2024.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with our condensed consolidated financial statements in this filing.

Overview:

●	Revenue was approximately $11.9 million for the six months ended June 30, 2024, representing a decrease of approximately 24.0% from the same period in 2023.

●	Loss for the period was approximately $0.2 million for the six months ended June 30, 2024 while the loss for the period ended June 30, 2023 was approximately $1.0 million.

Six Months Financial Results Ended June 30, 2024

Apart from the pressure of global economic downturn following the COVID-19 pandemic, the unfavorable conditions including the Russia-Ukraine war, the Israel-Palestine conflict and the downturn in property market in China continue to affect the home building and home renovation products market in Europe and China.

While the ongoing geopolitical tensions and market challenges continue to impact our business, the Company has been actively implementing cost optimization strategies and exploring new revenue streams, such as carbon credit income and decorative plywood, to navigate through these turbulent times and position ourselves for future growth.

Revenue. Revenue decreased by approximately 24.0% from approximately $15.6 million for the six months ended June 30, 2023 to approximately $11.9 million for the six months ended June 30, 2024. The decrease in revenue was mainly due to the drop of both market demand and market prices of our products following the global economic downturn that has continuously impacted the home building and home renovation sectors. The outbreak of Chinese property sector crisis has further worsened the revenue in China. The Group’s overall gross profit margin increased to 30.5% for the six months ended June 30, 2024 from 20.6% for the six months ended June 30, 2023 resulting from our effective cost control measures and write-down of inventories to net realizable value recognized in previous year.

Selling and distribution expenses. Selling and distribution expenses decreased by approximately 37.3% from approximately $2.6 million for the six months ended June 30, 2023 to approximately $1.6 million for the six months ended June 30, 2024, which was primarily due to decrease in shipping costs, which aligned with the drop in revenue, and the downsizing of staff costs following layoffs.

Administrative expenses. Administrative expenses increased by approximately 13.0% from approximately $1.8 million for the six months ended June 30, 2023 to approximately $2.0 million for the six months ended June 30, 2024, which was primarily due to professional fees incurred post-listing.

Other income, net. Other net income decreased by approximately $0.5 million to approximately $0.3 million for the six months ended June 30, 2024, which was mainly due to decrease in VAT concessions.

Income tax credits. Income tax credits were mainly due to over-provision in respect of prior years.

Loss for the period. Loss for the period decreased by approximately $0.8 million from approximately $1.0 million for the six months ended June 30, 2023 to approximately $0.2 million for the six months ended June 30, 2024, which was mainly due to the decrease of selling expenses incurred and the absence of interest expenses related to the convertible loan, which was converted into capital following the IPO.

Basic and diluted loss per share (“LPS”). Basic and diluted LPS were less than $0.01 per share for the six months ended June 30, 2024, compared to basic and diluted loss per share of $0.01 per share for the same period in 2023.

Subsequent events

To support the Company’s strategic plan to enter into the decorative plywood market, on September 23, 2024, Nuevo San Martin S.A.C., a subsidiary of the Company, entered into a rental agreement for the leasing of a manufacturing facility located in Pucallapa, Peru. In addition, in response to the change in market trends and as part of our cost control measures, the Company has strategically suspended operations at its existing facility in Iberia, Peru. For details of the aforesaid business decisions, please refer to the Form 6-K of the Company dated November 12, 2024.

The Group evaluated all events and transactions that occurred after June 30, 2024 up through November 28, 2024, which is the date that the condensed consolidated statement of financial position and the condensed consolidated statement of profit or loss and other comprehensive income are available for distribution. Other than the events disclosed above, no other subsequent events have occurred that would require recognition or disclosure in the Company’s condensed consolidated financial statements.

About Nature Wood Group Limited

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring, sawn timber, primarily through our worldwide network. In addition, we intend to capture the significant growth in the carbon market through carbon asset development, carbon trading and other related business by taking the advantage of our own concession rights reserves and professional FSC forest management team.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Investor and Media Contact

Tel: +852 6038 5546

Email: jim@nature-wood.com

NATURE WOOD GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
	USD	USD
ASSETS

Non-current assets
Property, plant and equipment, net	4,397,618	3,562,021
Right-of-use assets, net	143,495	189,009
Intangible assets, net	20,039,624	20,516,939
Prepayments	-	300,000
Total non-current assets	24,580,737	24,567,969

Current assets
Inventories	9,075,565	8,538,813
Prepayments	6,833,170	8,820,834
Trade and other receivables, net	9,502,400	7,283,719
Prepaid income tax	495,824	501,981
Restricted bank deposits	608,572	628,156
Cash and bank balances	635,122	3,979,416
Total current assets	27,150,653	29,752,919

Total assets	51,731,390	54,320,888

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	(3,241,786)	(4,338,192)
Contract liabilities	(613,645)	(775,183)
Bank borrowings	(11,204,947)	(12,285,470)
Other borrowings	(1,666,087)	(664,479)
Amounts due to an ultimate beneficial shareholder	(4,872,764)	(5,021,638)
Lease liabilities	(40,023)	(64,296)
Income tax payable	(25,502)	(21,560)
Total current liabilities	(21,664,754)	(23,170,818)

Net current assets	5,485,899	6,582,101

Non-current liabilities
Bank borrowings	-	(533,760)
Amounts due to an ultimate beneficial shareholder	(12,300,493)	(12,300,650)
Lease liabilities	(112,259)	(133,972)
Total non-current liabilities	(12,412,752)	(12,968,382)

Total liabilities	(34,077,506)	(36,139,200)

Capital and reserves
Share capital	(132,425)	(132,425)
Capital reserves	(30,052,790)	(30,052,790)
Accumulated comprehensive losses	12,531,331	12,003,527
Total equity	(17,653,884)	(18,181,688)

Total liabilities and equity	(51,731,390)	(54,320,888)

NATURE WOOD GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	6 months ended June 30
	2024	2023
	(Unaudited)	(Unaudited)
	USD	USD

Revenue	11,884,563	15,633,725
Cost of revenue	(8,256,785)	(12,418,989)
Gross profit	3,627,778	3,214,736
Net foreign exchange (losses) gains	(95,063)	343,315
Other income, net	264,828	792,194
Selling and distribution expenses	(1,629,711)	(2,599,437)
Administrative expenses	(2,014,264)	(1,783,243)
Finance income	8,113	9,089
Finance costs	(455,913)	(980,862)
Loss before income tax	(294,232)	(1,004,208)
Income tax credits	59,535	4,041
Loss for the period	(234,697)	(1,000,167)
Other comprehensive (loss) income:
Exchange difference arising from translation of foreign operations	(293,107)	380,619
Other comprehensive (loss) income	(293,107)	380,619
Total comprehensive loss for the period	(527,804)	(619,548)
LOSS PER SHARE – BASIC AND DILUTED (1)	-	(0.01)

LOSS PER ADS – BASIC AND DILUTED (1)	(0.01)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted loss per share/ADS (1) (2)	132,425,321	105,263,000

Notes:

(1)	Each ADS represents eight ordinary shares.
(2)	Since there is antidilutive effect on dilutive loss per share, basic and dilutive loss per share should remain the same.